K&L GATES LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

June 18, 2010

VIA EDGAR

Securities and Exchange Commission
Washington, DC  20549

Re:	Man Long Short Fund Registration Statement on Form N-2 (333-_______, 811-22430)

Ladies and Gentlemen:

Transmitted electronically with this letter for filing pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (“1933 Act”), on behalf of Man Long Short Fund (the “Fund”), is the Fund’s registration statement on Form N-2 (the "Registration Statement"), relating to the Fund’s establishment as a registered investment company.  The Fund has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

The Fund is a newly-organized, closed-end management investment company, which intends to make a public offer of securities upon effectiveness of the Registration Statement pursuant to the 1933 Act.  The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.  Appropriate filing fees have been wired to the EDGAR system, as reflected in the Registration Statement.

The Fund’s investors must meet the eligibility criteria established in the Registration Statement.  Despite registration of securities under the 1933 Act, the Fund requires investors to meet the qualifications currently stated in Rule 501(a) under the 1933 Act, and to make a minimum investment in a Fund of at least $50,000.

The Fund’s investment objective is to seek to capture a proportion of upside in rising equity markets while moderating downside in market downturns over a full market cycle, by investing across long-short equity strategies. The Fund invests substantially all of its assets in pooled investment vehicles globally in long-short equity strategies including: net long, variable equity, market neutral and dedicated short-selling.

The Fund will operate in compliance with Subchapter M of the Internal Revenue Code of 1986, as amended.  The disclosure in the Fund’s prospectus and statement of additional information is substantially similar to other such registered funds of hedge

Securities and Exchange Commission

funds.  In addition, the disclosure in the Fund’s Registration Statement regarding fund operations, such as tender offers and hedge fund valuation, does not deviate from the disclosure of other registered funds of hedge funds.

The Fund intends to seek effectiveness of the Registration Statement pursuant to the 1933 Act no later than August 31, 2010, and will file pre-effective amendments registering securities and responding to any SEC staff comments prior thereto.  The Fund’s investment adviser also manages three other registered investment companies, Man-Glenwood Lexington Associates Portfolio LLC (File No. 811-21285), Man-Glenwood Lexington, LLC (File No. 811-21173), and Man-Glenwood Lexington TEI, LLC (File No. 811-21458).

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Any questions or comments should be directed to the undersigned at 617.261.3133 or to George J. Zornada at 617.261.3231.

Sincerely,

/s/ Michael S. Caccese

Michael S. Caccese